UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 11, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **AngloGold Ashanti restarts operations following earthquake**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

11 August 2014

NEWS RELEASE

AngloGold Ashanti Restarts Operations Following Earthquake

(JOHANNESBURG) – AngloGold Ashanti is in the process of safely restarting its Great Noligwa and Moab Khotsong mines which were halted following a 5.3 magnitude earthquake that originated in the vicinity of the town of Stilfontein, on August 5.

The mines are being restarted in a phased fashion, following evaluation of seismic activity in the area and after thorough inspections of vertical shafts and horizontal underground infrastructure. Work has been underway over the past three days to complete these inspections ahead of the first production shift scheduled to start tonight, Monday August 11. Repairs to affected areas and equipment are ongoing.

Based on the inspections to date, ongoing work underground and on surface, and an understanding of the likely power-supply scenarios, and assuming no further tremors affect production, AngloGold Ashanti estimates that the interruption to operations resulting from last week's earthquake will result in lost output of about 30,000oz of gold. This also includes down time at the Mine Waste Solutions surface operation, which was affected by an extended power interruption, and also down time at the neighbouring Kopanang mine which was taken off line to undertake a precautionary inspection of infrastructure. This estimate of lost production, and the consequential impact on unit costs, may be adjusted higher or lower as our recovery work continues.

"Safety remains the top priority in restarting these operations as we ramp-up production levels, which will take some time to complete," Mike O'Hare, AngloGold Ashanti's Chief Operating Officer: South Africa, said. "At no point will safety be compromised."

In total, 3,300 people working underground when the earthquake occurred were safely hoisted to surface within seven hours of the event. Twenty-eight people were treated for minor injuries and discharged, while trauma counselling was provided to those employees and contractors who required it. Supervisors at those mines have been trained to identify our colleagues who may be suffering from post-traumatic stress, and to ensure that they receive proper care.

AngloGold Ashanti is actively involved with local government and civic organisations in providing assistance where necessary as the local community continues to recover from this incident.

More about AngloGold Ashanti

AngloGold Ashanti is a global gold producer with 20 operations spanning 10 countries. In 2013, AngloGold Ashanti produced 4.105Moz of gold at a total cash cost of $830/oz. In 2013, Moab Khotsong produced 212,000oz at a total cash cost of $797/oz and Great Noligwa produced 83,000oz at a total cash cost of $1,100/oz. Together, these two mines affected by last week's earthquake, accounted for roughly 7% of total group production last year.

ENDS

Sponsor to AngloGold Ashanti
UBS South Africa (Pty) Limited

Contacts

Media

Chris Nthite   +27 (0) 11 637 6388/+27 (0) 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	AngloGold Ashanti Limited
Date: August 11, 2014	
	By: /s/ M E SANZ PEREZ
	Name: M E Sanz Perez
	Title: EVP: Group Legal, Commercial & Governance